JNL SERIES TRUST
1 Corporate Way, Lansing, Michigan 48951
(517) 381-5500

January 3, 2011

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Sir/Madam:

We are transmitting  herewith for filing through EDGAR Post-Effective Amendment No. 86 to the Registration Statement under the Securities Act of 1933 and Amendment No. 87 under the Investment Company Act of 1940 for the above-referenced Registrant. This filing is being made pursuant to paragraph (a) of Rule 485.

This Amendment is being filed to reflect the following changes:

1)	The addition of the following Fund: JNL Institutional Alt 100 Fund.

2)	The following three Fund Name Changes: JNL/Select Balanced Fund to JNL/WMC Balanced Fund; JNL/Select Money Market Fund to JNL/WMC Money Market Fund; and JNL/Select Value Fund to JNL/WMC Value Fund.

3)
The investment strategy change for the JNL/T. Rowe Price Mid-Cap Growth Fund, along with the addition of Sub-Adviser Mellon Capital Management Corporation to serve as Co-Sub-Adviser for the JNL/T. Rowe Price Mid-Cap Growth Fund for up to 20% of the portfolio to be invested  in a mid-cap growth index strategy (the “index sleeve”).

4)	The Fundamental Policy Changes for the following Fund sub-advised by Wellington Management Company, LLP: JNL/Select Money Market Fund.

5)	The Custody Agreement with State Street Bank and Trust Company for the JNL/PPM America Floating Rate Income Fund.

6)	To reflect other changes.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee
Susan S. Rhee
Vice President, Counsel & Secretary

encs.

JNL SERIES TRUST
1 Corporate Way, Lansing, Michigan 48951
(517) 3781-5500

January 3, 2011

U.S. Securities and Exchange Commission	VIA FACSIMILE (202) 772-9285
Office of Insurance Products
Division of Investment Management
Attn: Ellen Sazzman

Re:	JNL Series Trust
File Nos: 33-87244 and 811-8894

Dear Commissioners:

I am writing on behalf of the above referenced registrant.  We acknowledge and agree that: should the Commission (or its staff acting pursuant to delegated authority) declare the above- referenced registration statements effective, it does not foreclose the Commission from taking any action with respect to the filings; the action of the Commission (or its staff acting pursuant to delegated authority) declaring the filings effective does not relieve us from full responsibility for the adequacy and accuracy of the disclosures in the filings; and we may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions, please contact me at 517-367-4336.

Sincerely,

/s/ Susan S. Rhee
Susan S. Rhee
Vice President, Counsel & Secretary